Exhibit 99.1

CALEDONIA MINING CORPORATION
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders ("Shareholders") of Caledonia Mining Corporation (the "Company") will be held on February 18, 2016 at 10:00 a.m. (Toronto local time) at the offices of the Company's Toronto solicitors, Borden Ladner Gervais LLP, Scotia Plaza, 40 King Street West, 44th Floor, Toronto, Ontario, to consider and, if deemed advisable, pass, with or without variation, a special resolution (the "Continuance Resolution"), the full text of which is set out in the accompanying Circular (as defined below), to approve the continuance (the "Continuance") of the Company into Jersey, Channel Islands, pursuant to the provisions of the Companies (Jersey) Law 1991 (as amended) (the "CJL"), to adopt new charter documents of the Company upon the Continuance, which shall include amendments to the existing charter documents of the Company including a change of the Company's name to "Caledonia Mining Corporation Plc," all as more particularly described in the accompanying management information circular (the "Circular").
January 18, 2016 has been chosen as the record date for determining those Shareholders entitled to receive notice of and to vote at the Meeting.  The accompanying Circular provides additional information relating to the matter to be dealt with at the Meeting and forms part of this notice.
In order to ensure representation at the Meeting, registered Shareholders must complete the enclosed form of proxy and submit it as soon as possible but not later than 5:00 p.m. (Toronto time) on February 16, 2016 or 48 hours prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.
Non‑registered Shareholders or Shareholders that hold their shares in the name of a "nominee", such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to complete their form of proxy and vote their shares. Non‑registered Shareholders will have received the accompanying Circular in a mailing from their nominee, together with the appropriate form of proxy or voting instruction form. It is important that non‑registered Shareholders adhere to the voting instructions provided to them by their nominee.
DATED as of the 31st day of December, 2015.
By order of the Board of Directors
CALEDONIA MINING CORPORATION

(signed) "Steve Curtis"

Steve Curtis
Chief Executive Officer On behalf of the Board of Directors